FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number: 000-28994

Eidos plc

Wimbledon Bridge House,
1 Hartfield Road, Wimbledon,
London, United Kingdom
44 208 636 3000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eidos plc

By:	/S/ Stuart Cruickshank Stuart Cruickshank Chief Financial Officer

By:	/S/ Michael McGarvey Michael McGarvey Chief Executive Officer

Date: 29 April 2003

Eidos Plc

Form 6-K

Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit	Reference
Press Release dated October 3, 2002, Director Shareholding	E-1
Press Release dated October 22, 2002, Trading Update	E-2
Press Release dated October 28, 2002, Holding in Company	E-3
Press Release dated November 20, 2002, Market Share Update	E-4
Press Release dated November 20, 2002, Holding in Company	E-5
Press Release dated January 21, 2003, Trading and Release Schedule Update	E-6
Press Release dated January 21, 2003, Holding in Company	E-7
Press Release dated March 6, 2003 containing details of half year results	E-8
Interim Report with results for the 6 months to December 31, 2002	E-9
Eidos Articles and Memorandum of Association as revised December 3, 2002	E-10
Notice of 2002 Annual General Meeting	E-11
Proxy notice for 2002 Annual General Meeting	E-12
Results of voting at 2002 Annual General Meeting	E-13